UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDecision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58406P102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406P102

1.	Names of Reporting Persons David St.Clair

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,844,731

	6.	Shared Voting Power 183,500

	7.	Sole Dispositive Power 1,844,731

	8.	Shared Dispositive Power 183,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,231

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13G (“Amendment No.1”) amends and restates the initial statement on Schedule 13G filed by David St.Clair with the Securities and Exchange Commission on February 14, 2007.

Item 1.
	(a)	Name of Issuer MEDecision, Inc., a Pennsylvania corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 601 Lee Road Chesterbrook Corporate Center Wayne, Pennsylvania 19087

Item 2.
	(a)	Name of Person Filing David St.Clair
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business offices of Mr. St.Clair is c/o MEDecision, Inc., 601 Lee Road, Chesterbrook Corporate Center, Wayne, Pennsylvania 19087.

	(c)	Citizenship Mr. St.Clair is a citizen of the United States of America.
	(d)	Title of Class of Securities common stock, no par value per share (the “Common Stock”)
	(e)	CUSIP Number 58406P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, Mr. St.Clair beneficially owned an aggregate of 2,028,231 shares of Common Stock which included (A) 1,707,231 shares of Common Stock directly owned by Mr. St.Clair as of such date, (B) 183,500 shares of Common Stock directly owned by Mr. St.Clair and his spouse as tenants in common as of such date and (C) 137,500 shares of Common Stock subject to options that Mr. St.Clair may exercise within 60 days of December 31, 2007.

(b)

Percent of class:

As of December 31, 2007, Mr. St.Clair beneficially owned approximately 12.4% of the class, which percentage is calculated based upon 16,263,831 shares of Common Stock outstanding as of December 31, 2007.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote As of December 31, 2007, Mr. St.Clair had sole power to vote or to direct the vote of 1,844,731 shares of Common Stock.
(ii) Shared power to vote or to direct the vote As of December 31, 2007, Mr. St.Clair shared the power to vote or to direct the vote of 183,500 shares of Common Stock.
(iii) Sole power to dispose or to direct the disposition of As of December 31, 2007, Mr. St.Clair had sole power to dispose or to direct the disposition of 1,844,731 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of As of December 31, 2007, Mr. St.Clair shared the power to dispose or to direct the disposition of 183,500 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ David St.Clair
Signature
David St.Clair
Name/Title